

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

**DIVISION OF
CORPORATION FINANCE**

May 3, 2021

David Southwell
Chief Executive Officer
TScan Therapeutics, Inc.
830 Winter Street
Waltham, MA 02451

> **Re: TScan Therapeutics, Inc.**
> **Amendment No. 1 to Registration Statement on Form S-1**
> **Filed April 30, 2021**
> **File No. 333-255491**

Dear Mr. Southwell:

We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our April 28, 2021 letter.

Amendment No. 1 to Registration Statement on Form S-1 filed April 30, 2021

Our Pipeline, page 2

1.   We note your response to our prior comment 1. Please revise your disclosure to define the abbreviations AML, ALL, MDS and NSCLC when first used in your prospectus summary.

Our amended and restated certificate of incorporation provides that the Court of Chancery..., page 89

2.   We note your response to our prior comment 2. While your disclosure on pages 89 and 206 states that your amended charter will provide that the exclusive forum provision will not apply to claims brought to enforce a duty or lability created by the Exchange Act, we

note that this is not clearly stated in the exclusive forum provision of your amended charter to be effective upon the completion of this offering. Please revise Section 12 of your Form of Amended and Restated Certificate of Incorporation to be consistent with your disclosure in this section or provide reasonable assurance that you will make future investors aware of the provision's limited applicability (for example, by including such disclosure in your future Exchange Act reports).

You may contact Tara Harkins at 202-551-3639 or Angela Connell at 202-551-3426 if you have questions regarding comments on the financial statements and related matters. Please contact Jane Park at 202-551-7439 or Tim Buchmiller at 202-551-3635 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Life Sciences

cc: Timothy H. Ehrlich, Esq.